Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Internet Capital Group, Inc.:

We consent to the use of our reports dated March 15, 2005, with respect to the consolidated balance sheets of Internet Capital Group, Inc. as of December 31, 2004 and 2003, and the related consolidated statements of operations, stockholders’ equity (deficit), comprehensive loss, and cash flows for each of the years in the three-year period ended December 31, 2004, management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004 and the effectiveness of internal control over financial reporting as of December 31, 2004, incorporated herein by reference.

/s/ KPMG LLP

Philadelphia, Pennsylvania

July 22, 2005